SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

The Company informs its shareholders and the market in general that received today, the letter of the Comissão de Valores Mobiliários (“CVM”) No. 371/2015/CVM/SEP/GEA-3, regarding clarifications asked by  the law firm Mesquita Pereira Marcelino Almeida Esteves Advogados, related to the 164th Extraordinary General Meeting of Eletrobras to be held on December 28, 2015 (the "EGM").

Inquires the aforementioned firm if the approval of item 10 of the Extraordinary General Meeting Call Notice is a previous condition for the examination of items 1 to 9 of the same Call Notice. If not, who will be responsible for the capitalization of the distribution companies controlled by Eletrobras, which will be required to fulfill the purposes required by Decree nr. 8,461/2015 and by the Agência Nacional de Energia Elétrica (ANEEL), if the extension of these concessions distributors are approved and the shareholders, by majority, do not approve the item 10.

In response to the mentioned letter, the Company hereby clarifies to its shareholders and market in general the following:

1.       The EGM will deliberate ten (10) matters: seven of them are concerning the extension of the concession contracts of the following distributor companies Celg Distribuição S.A.- CELG D, Companhia Energética do Piaui – CEPISA, Companhia Energética de Alagoas – CEAL, Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A – CERON, Boa Vista Energia S.A and Amazonas Distribuidora de Energia S.A;

2.       As mentioned in the Management Proposal, under "Clarifications on matters to be resolved on the agenda", "the matters should be considered separately";

3.       The only item on the agenda of the EGM that has conditions for its effectiveness, as mentioned in the Management's proposal, is the resolution regarding the sale of the shareholding of Eletrobras in CELG Distribuição S.A. - CELG D, item 8 of the agenda, which depends on (i) extension of the concession contract of CELG D, item 1 of the agenda; and (ii) the approval by ANEEL for the renegotiation of the debt CELG D, in foreign currency, related to the Itaipu Account, to be converted into national currency, with monthly compensation by varying the SELIC index and payment no later than 120 (one hundred twenty) months, considering grace and amortization, as provided in Article 11 of Law 13,182/2015, November 3, 2015;

4.       Therefore, the item 10 is not a condition for the approval of items 1 to 9 of the EGM agenda;

5.       As mentioned in the Management Proposal, the approval of the items 1 to 7 of the EGM Call Notice, about the extension of the concession of the Distribution Companies, will imply to Eletrobras, as the controller of these Distribution Companies, the obligation to attend the targets established by Decree number 8.461 of June 2, 2015 and by the National Electric Energy Agency. Among these targets, there is the obligation to attend the "Efficiency of Economic and Financial Management", which specify the commitment by the controller shareholder, Eletrobras, perform capital increase, on the basis of Section 1.3 of the Management Proposal;

MARKET ANNOUNCEMENT

6.       The risks, benefits and the Board of Directors opinion about the matters of the EGM are described in detail in the Management Proposal, under items 1.7, 1.8, 1.9 e 1.10, to permit the shareholders take the best decision.

Rio de Janeiro, December 23, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.